No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2007

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 3, 2007, Honda, the most fuel efficient car company in America, announced that it earned the title of America’s “2007 Greenest Automaker” from the Union of Concerned Scientists (UCS) for the fourth consecutive time. The award was given by the UCS on a biennial basis to the company with the lowest overall production of smog-forming emissions and global warming emissions (primarily CO2) in its U.S. automobile fleet.

Exhibit 2:

On April 3, 2007, American Honda Motor Co., Inc. and Climate Energy, LLC announced the official start of retail sales of freewatt™, their collaborative Micro-sized Combined Heat and Power (Micro-CHP) cogeneration system for homes, which features advanced and highly efficient energy management technologies.

Exhibit 3:

On April 20, 2007, Jointly with its automobile production and sales joint venture companies in China, Guangzhou Honda and Dongfeng Honda, Honda Motor Co., Ltd. announced that they adopted the theme of “Dreams, Technologies, Joys” at Auto Shanghai (motor show) which was held from April 20 through 28 (Media day: April 20 and 21). (Ref. #C07-041)

Exhibit 4:

On April 24, 2007, Guangzhou Honda Automobile Co., Ltd. (Guangzhou Honda), Honda’s automobile production and sales joint venture in China, announced that the Honda Odyssey produced by Guangzhou Honda became the first minivan to earn 5-stars, the highest rating in crash safety tests conducted by the China Automotive Technology and Research Center (CATARC).

Exhibit 5:

On April 24, 2007, Honda Motor Co., Ltd. today announced a summary of automobile production, domestic sales, and export results for the fiscal year ended March 31, 2007, (Fiscal Year 2007) as well as for the month of March. Honda set new all-time fiscal year records for production in North America, the U.S., Europe, Asia, and China, resulting in the 10th consecutive all-time record for overseas and worldwide production. (Ref. #C07-043)

Exhibit 6:

On April 25, 2007, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Chief Operating Officer for
Business Management Operation
Honda Motor Co., Ltd.

Date: May 18, 2007

Honda Named “Greenest Automaker” by Union of Concerned Scientists

America’s Most Fuel Efficient Car Company Earns Fourth Consecutive Title

TORRANCE, Calif, U.S.A., April 3, 2007– Honda, the most fuel efficient car company in America1, has earned the title of America’s “2007 Greenest Automaker” from the Union of Concerned Scientists (UCS) for the fourth consecutive time. The award is given by the UCS on a biennial basis to the company with the lowest overall production of smog-forming emissions and global warming emissions (primarily CO2) in its U.S. automobile fleet.

1	*Based upon the average sales-weighted fuel consumption for 2006 model year passenger-car and light-truck fleets sold in the U.S. based on CAFE reports.

“Honda remains the greenest U.S. automaker. The company installs clean technology across its entire fleet of cars and trucks and that consistency makes it a top environmental performer. Honda is one of only two automakers to have better-than-average global warming scores in every class of vehicles it sold in MY2005,” said Don MacKenzie, a vehicles engineer with the Union of Concerned Scientists. “In addition, Honda continues to have the best smog score in four out of the five classes.”

Honda is committed to remaining a leader in the development and application of new technologies that address three critical environmental challenges: improving fuel efficiency to reduce greenhouse gas emissions that contribute to global warming; reducing smog-forming emissions to address air pollution; and advancing real-world alternatives to gasoline to promote energy sustainability.

“We are proud to be recognized as a leader, and will continue to challenge ourselves to improve the environmental performance of our company and our products,” said John Mendel, executive vice president of American Honda Motor Co., Inc. “We have entered a period in history where society is more critically aware of how the actions we take today determine the course of our environmental future for generations to come. We accept this as our challenge.”

Reducing CO2 Emissions

American Honda has applied leading-edge fuel efficient technologies to the full range of its Honda and Acura products, resulting in industry-leading corporate average fuel economy (CAFE) as determined by the U.S. Environmental Protection Agency (33.9 mpg and 24.7 mpg, respectively, for model year 2006 passenger cars and light trucks).

In May 2006, Honda became the first automaker to publicly announce voluntary targets for the reduction of CO2 emissions by 2010 from both its products and production operations. Specifically, the company is targeting a five percent reduction in CO2 emissions for its global automobile fleet from 2005 levels, on top of a five percent reduction achieved in the 2000-2005 time period. The company also will work toward a 10 percent reduction for motorcycles and power products from 2000 levels by 2010.

In order to achieve this voluntary CO2 reduction goal through the increased fuel efficiency of its automobiles, Honda will introduce a series of new fuel-efficient technologies and products, including intelligent engine systems; second-generation Variable Cylinder Management (VCM); a new, more affordable gas-electric hybrid vehicle in 2009; and a new clean diesel vehicle in about two years with high fuel efficiency and ultra-low emissions equivalent to a gasoline engine vehicle.

Further, the global average of CO2 emissions to produce one automobile at Honda plants declined by approximately 5 percent during the five year period up to 2005. Honda is working toward a further reduction by 5 percent or more by 2010, to achieve a total global reduction of 10 percent compared to the level of 2000. For motorcycle and power product production, Honda set goals to reduce CO2 emissions by 20 percent in each area.

Reducing Smog-Forming Emissions

Honda has long led the industry in reducing smog-forming vehicle emissions, including the very first LEV, ULEV, SULEV and AT-PZEV vehicles made available to U.S. consumers. For the time period covered by the UCS analysis, 99.9 percent of all model year 2005 Honda and Acura vehicles complied with the 2007 U.S. EPA Tier 2 emissions standards. To achieve the Tier 2 BIN 5 classification, a vehicle must reduce NOx (oxides of nitrogen) emissions by at least 75 percent from the previous standard.

Promoting Alternative Fuels

Honda is also pacing the industry in the development of alternative fuel technologies. The Honda FCX is the first fuel cell vehicle to be certified by U.S. EPA for regular commercial use, and the first to be placed in the hands of individual customers. Those customers include the world’s first fuel cell family, the Spallinos of Redondo Beach, California, and the world’s youngest fuel cell customer, 17-year-old actress Q’orianka Kilcher. In 2008, Honda will introduce its next generation fuel cell vehicle, based on the futuristically-styled FCX Concept. Powered by a more compact, powerful and efficient, Honda-developed, V Flow™ fuel cell stack, the new Honda fuel cell vehicle will rival a gasoline-powered car in its performance, range and comfort.

For the past eight years, Honda also has marketed the ultra-clean, natural gas-powered Civic GX, the only dedicated alternative fuel vehicle available to U.S. consumers in all 50 states. Further, the Civic GX is marketed to consumers in California and New York with the innovative Phill™ home refueling appliance. Natural gas is an abundant and clean-burning domestic fuel with 25 percent less CO2 emissions and 30-50 percent lower operating costs than gasoline.

Honda is also developing new technologies for cleaner, more efficient energy generation. This includes a third-generation Home Energy Station (HES) for refueling fuel cell vehicles, and the production in Japan of Honda-developed CIGS solar cells that require approximately half the energy to produce compared to traditional thin-film solar cells. Both the HES unit and a hydrogen refueling station using Honda’s CIGS solar panels are in operation at Honda’s U.S. R&D center in Los Angeles, California.

Union of Concerned Scientists (UCS) Report

The Union of Concerned Scientists (UCS) is the leading science-based non-profit organization working for a healthier environment and a safer world. UCS conducts an analysis of major U.S. automakers every two years. This year’s report analyzed model year 2005 sales and certification standards of each company’s car and light truck fleet to determine its contribution of smog-forming and heat trapping emissions. Honda also finished in first place in the 2004, 2002 and 2000 UCS reports.

Honda and Climate Energy Begin Retail Sales of freewatt™ Micro-CHP Home Heating and Power System

Revolutionary System Reduces Energy Costs, Fuel Consumption and Greenhouse Gas Emissions

ALPHARETTA, Ga, U.S.A., April 3, 2007 – American Honda Motor Co., Inc. and Climate Energy, LLC announced the official start of retail sales of freewatt™, their collaborative Micro-sized Combined Heat and Power (Micro-CHP) cogeneration system for homes, which features advanced and highly efficient energy management technologies.

freewatt™ Micro-CHP Home Heating and Power System

The freewatt™ Micro-CHP system is comprised of an MCHP cogeneration unit developed by Honda, which is paired with a furnace or boiler produced by Climate Energy. This system provides heat for the home with the added benefit of electricity production. The ultra-quiet MCHP unit produces 3.26 kilowatts of heat and 1.2 kilowatts of electric power. Further, it allows homeowners to reduce their utility bills and curb carbon dioxide emissions while improving overall energy efficiency and comfort.

In relation to energy costs, Climate Energy test data has shown that when the freewatt™ Micro-CHP system replaces a typical 80% efficiency home heating system, homeowners can realize an average of 30% in energy cost savings.

The freewatt system produces electric power as a by-product of its heating functionality. The electric power produced displaces electricity that consumers would otherwise purchase from the local electric utility, saving $500 to $1000 per year on their electric bill. An additional unique financial savings benefit of utilizing the freewatt system is realized through the process of net metering. In states where legislated, net metering allows homeowners to literally sell unused electric power back to the power grid in their community, providing additional savings.

In addition, the system produces 30% less carbon dioxide emissions than a conventional heating system with electricity provided from the grid. This allows homeowners to take an active role in the effort to reduce greenhouse gases.

Comfort is enhanced due to the system’s ability to provide constant and extremely quiet circulation of heated air. This produces more uniform and comfortable temperatures in the home without running noisy blowers at high speeds.

Initial sales of the heat and power units will be targeted at customers living in the Northeastern United States in conjunction with select local utility providers.

This is due to the cold climate and high heating demand in the region which allows the system to provide the greatest benefit. The freewatt™ Micro-CHP systems will only be available through certified, trained, and authorized Climate Energy installation professionals.

“It is very gratifying to be a part of bringing this new and exciting home heating technology to consumers,” said Steve Bailey, vice president of power equipment for American Honda. “Honda is proud to maintain our commitment to the development and introduction of advanced environmentally responsible technologies such as the MCHP system.”

Climate Energy and Honda plan to gradually expand production and sales of the freewatt™ Micro-CHP system and plan to introduce the system to other cold weather climates in the U.S. in the future. The units will be assembled domestically in the United States with components supplied by both companies. Currently, a similar version of an MCHP system is retailed in Japan, with over 45,000 units sold to date since its introduction in 2003.

Ref.#C07-041

Summary of Honda’s Exhibitions at Auto Shanghai

— Dongfeng Honda begins sales of Civic Hybrid in China —

Shanghai, China, April 20, 2007 – Jointly with its automobile production and sales joint venture companies in China, Guangzhou Honda and Dongfeng Honda, Honda Motor Co., Ltd. has adopted the theme of “Dreams, Technologies, Joys” at Auto Shanghai (motor show) which is being held from April 20 through 28 (Media day: April 20 and 21).

Honda recognizes the importance of efforts to address the issues of safety, the environment and energy conservation in China from a global perspective. Based on this commitment, Dongfeng Honda will begin the import and sales of Civic Hybrid through dedicated Dongfeng Honda dealers.

Summary of Exhibitions

■	Honda Booth

From a rich lineup of Honda’s advanced powertrain technologies, the following items will be exhibited as suggestions for sustainable mobility in the Chinese automobile industry:

•	Civic Hybrid

•	FCX Concept, Honda’s new fuel-cell vehicle, and Honda’s experimental Home Energy Station, which would provide hydrogen home refueling.

•

Fit FFV, a Flexible Fuel Vehicle that can be operated on either 100% ethanol or a wide range of ethanol-gasoline fuel mixtures, which Honda has been producing and selling in Brazil since the end of 2006.

•

Green Boat 2, the winning machine in the first Honda Econopower Race held in China in 2006, developed by a team from Tongji University, which drove 331.623 kilometers on one liter of gasoline. (In the Honda Econopower Race, participating teams compete based on the distance the vehicle can drive with one liter of gasoline. This is a race to challenge the limits of fuel efficiency.)

•	Other exhibitions:

-	All-new CR-V and other models sold by Dongfeng Honda and Guangzhou Honda

-	Accord, City - cut body

-	Driving simulator

-	F1 machine (2007 livery model)

■	Acura Booth

•	The Acura Advanced Sports Car Concept, a design concept model for the next-generation sports car to succeed NSX, will be on display.

•	Acura MDX, which went on sale April 13.

•	Acura RL and TL will also be on display.

Through these exhibitions, Honda’s goal is to express dreams for the future, the technologies to make such dreams come true, and the joys that mobility can bring to people. As a responsible member of the automobile industry in China, Honda will continue proposing its future technologies for the rapidly growing Chinese auto market to create a harmonious mobility society by solving issues such as safety, the environment, and energy conservation.

Guangzhou Honda Odyssey Earns 5-Stars in Crash Safety Testing

Conducted by China New Car Assessment Program(C-NCAP)

April 24, 2007 — The Honda Odyssey produced by Guangzhou Honda Automobile Co., Ltd. (Guangzhou Honda), Honda’s automobile production and sales joint venture in China, became the first minivan to earn 5-stars, the highest rating in crash safety tests conducted by the China Automotive Technology and Research Center (CATARC).

CATARC began the China New Car Assessment Program (C-NCAP) of automobile crash safety features in 2006 as people in China have became increasingly concerned about automobile safety as the country undergoes rapid motorization. With the last two assessments, CATARC has announced results for 12 models.

The recent CATARC safety assessment tests were conducted in the SUV category and the minivan category for the first time, and the Honda Odyssey became the first minivan to earn a 5-Star rating.

Honda employs various crash safety technologies. Honda’s G-CON (G-force Control) technology reduces injuries by controlling the impact-energy (G) of a collision. The Advanced Compatibility Engineering body provides a high level of self-protection and also improves compatibility toward other vehicles. Impact-absorbing structures also are designed to enhance pedestrian safety.

In addition to these crash safety tests conducted under C-NCAP, Guangzhou Honda became the first automobile company in China to conduct public car-to-car crash tests between Accord and Odyssey at the Chinese National Automotive Quality Supervision & Inspection Center in Changchun in August, 2006. As a result, Honda has been highly regarded by experts in China for its real-world safety technologies.

Ref. #C07 - 043

Honda Sets 10th Straight All-Time Fiscal Year Record

for Worldwide Production

April 24, 2007 – Honda Motor Co., Ltd. today announced a summary of automobile production, domestic sales, and export results for the fiscal year ended March 31, 2007, (Fiscal Year 2007) as well as for the month of March. Honda set new all-time fiscal year records for production in North America, the U.S., Europe, Asia, and China, resulting in the 10th consecutive all-time record for overseas and worldwide production.

<Production>

Fiscal Year 2007 (fiscal year ended March 31, 2007)

Due to an increase in production for domestic and overseas markets, total domestic production for Fiscal Year 2007 experienced a year-on-year increase for the first time in two years (since Fiscal Year 2005).

Due mainly to increased production in Asia, overseas production for Fiscal Year 2007 experienced a year-on-year increase for the tenth consecutive year (since Fiscal Year 1998).

Due mainly to an increase in overseas production, worldwide production for Fiscal Year 2007 experienced a year-on-year increase for the tenth consecutive year (since Fiscal Year 1998).

Honda set all-time fiscal year records for overseas and worldwide production, as well as for production in North America, the U.S., Europe, Asia, and China.

March 2007

Due to increased production for the domestic market and overseas market, domestic production experienced a year-on-year increase for the tenth consecutive month (since June 2006).

Due mainly to increased production in Asia, overseas production experienced a year-on-year increase for the twentieth consecutive month (since August 2005).

Due to an increase in both domestic and overseas production, worldwide production experienced a year-on-year increase for the twentieth consecutive month (since August 2005).

Honda set an all-time monthly record for overseas production, worldwide production, as well as production in North America, the U.S., Europe, Asia and China.

<Japan Domestic Sales>

Fiscal Year 2007 (fiscal year ended March 31, 2007)

Due to a decrease in new vehicle registrations, total domestic auto sales for Fiscal Year 2007 experienced a year-on-year decline for the fifth consecutive year (since Fiscal Year 2003).

Though sales of the all-new Stream (introduced in July 2006) and CR-V (introduced in October 2006) increased, due mainly to a decrease in sales of Step Wagon and Fit, new vehicle registrations in Fiscal Year 2007 experienced a year-on-year decline for the first time in three years (since Fiscal Year 2004).

Despite a drop in sales of Life, due to strong sales of Zest (introduced in February 2006), sales of mini vehicles experienced a year-on-year increase for the first time in six years (since Fiscal Year 2001).

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for Fiscal Year 2007, with sales of 96,599 units and ranked as Honda’s best selling car for Fiscal Year 2007. The sales result for Step Wagon was 70,517 units.

<Mini vehicles - under 660cc>

Life was the industry’s fifth best selling car among mini-vehicles for Fiscal Year 2007, with sales of 99,205 units. The sales result for Zest was 74,697 units.

March 2007

Due to a decrease in new vehicle registrations and mini vehicles, total domestic sales experienced a year-on-year decline for the third consecutive month (since January 2007).

Though sales of the all-new Crossroad and Stream increased, due mainly to a decrease in sales of Step Wagon and Fit, new vehicle registrations in March experienced a year-on-year decline for the twelfth consecutive month (since April 2006).

Though sales of That’s and Vamos increased, due mainly to a decrease in sales of Zest and Life, sales of mini-vehicles in March experienced a year-on-year decline for the first time in five months (since October 2006).

<Vehicle registrations - excluding mini vehicles>

Fit was the industry’s third best selling car among new vehicle registrations for the month of March, with sales of 12,787 units. The sales result for Stream was 8,307 units.

<Mini vehicles - under 660cc>

Life was the industry’s fourth best selling car among mini-vehicles for the month of March, with sales of 13,966 units and ranked as Honda’s best selling car for the month of March. The sales result for Zest was 6,894 units.

<Exports from Japan>

Fiscal Year 2007 (fiscal year ended March 31, 2007)

Due mainly to increased exports to North America, total exports from Japan for Fiscal Year 2007 experienced a year-on-year increase for the third consecutive year (since Fiscal Year 2005).

March 2007

Due mainly to increased exports to Europe, total exports from Japan in March, experienced a year-on-year increase for the tenth consecutive month (since June 2006).

Production

	*Fiscal Year 2007		March 2007		Year-to-date Total Jan-Mar 2007
	Units	vs.FY06	Units	vs.2006	Units	vs.2006
Domestic (CBU+CKD)	1,348,085	+8.4%	125,181	+2.3%	344,802	+4.6%
Overseas (CBU only)	2,354,307	+7.0%	230,850	+7.6%	629,471	+9.3%

Worldwide Total	3,702,392	+7.5%	356,031	+5.7%	974,273	+7.6%

*	(April/01/2006 ~ March/31/2007)

Production by Region

	*Fiscal Year 2007		March 2007		Year-to-date total Jan-Mar 2007
	Units	vs.FY06	Units	vs.2006	Units	vs.2006
North America	1,394,025	+1.8%	133,328	+1.7%	371,448	+2.3%
(USA only)	981,172	+1.9%	94,977	+1.5%	265,220	+2.6%
Europe	190,538	+0.4%	21,861	+16.2%	57,995	+11.8%
Asia	670,705	+19.8%	64,972	+15.3%	174,406	+25.0%
(China only)	378,359	+31.3%	38,214	+23.4%	99,244	+35.1%
Others	99,039	+23.5%	10,689	+30.4%	25,622	+18.8%

Overseas Total	2,354,307	+7.0%	230,850	+7.6%	629,471	+9.3%

*	(April/01/2006 ~ March/31/2007)

Japan Domestic Sales

	*Fiscal Year 2007		March 2007		Year-to-date total Jan-Mar 2007
Vehicle type	Units	vs.FY06	Units	vs.2006	Units	vs.2006
Registrations	408,183	-12.6%	55,230	-12.3%	111,690	-7.8%
Mini Vehicles	283,346	+16.8%	34,438	-4.5%	61,843	-2.1%

Honda Brand Total	691,529	-2.6%	89,668	-9.4%	173,533	-5.8%

*	(April/01/2006 ~ March/31/2007)

Exports from Japan

	*Fiscal Year 2007		March 2007		Year-to-date Total Jan-March 2007
	Units	vs.FY06	Units	vs.2006	Units	vs.2006
North America	366,252	+39.1%	29,811	-9.1%	98,818	+16.0%
(USA only)	337,911	+43.3%	28,148	-5.1%	93,629	+22.4%
Europe	129,567	-10.8%	10,985	+25.1%	35,080	-12.7%
Asia	19,195	+12.6%	1,677	-22.0%	4,979	+1.7%
Others	130,189	+14.9%	10,757	+18.5%	34,018	+34.0%

Total	645,203	+19.7%	53,230	+0.8%	172,895	+11.1%

*	(April/01/2006 ~ March/31/2007)

April 25, 2007

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2007

Tokyo, April 25, 2007—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2007.

Fourth Quarter Results

Honda’s consolidated net income for the fiscal fourth quarter ended March 31, 2007 totaled JPY 176.1 billion (USD 1,492 million), a decrease of 19.7% from the corresponding period in 2006. Basic net income per Common share for the quarter amounted to JPY 96.70 (USD 0.82), a decrease of 19.3% compared to JPY 119.89 for the corresponding period in 2006. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common share and ADS were calculated based on the number of common shares after the stock split.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 3,087.8 billion (USD 26,157 million), an increase of 9.0% from the corresponding period in 2006. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the corresponding period in 2006, revenue for the quarter would have increased by approximately 5.3%.

Consolidated operating income for the quarter totaled JPY 250.2 billion (USD 2,120 million), a decrease of 26.6% compared to the corresponding period in 2006. This decrease in operating income was primarily due to the soaring raw material costs, the increased R&D expenses and accounting for the gain on return of the substitutional portion of the Employees’ Pension Funds to the Japanese government ( the “gain on return” ) that was recorded in the fiscal fourth quarter ended March 31, 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 239.0 billion (USD 2,025 million), a decrease of 29.4% from the corresponding period in 2006.

Equity in income of affiliates amounted to JPY 19.9 billion (USD 169 million) for the quarter, a decrease of 12.2% from the corresponding period in 2006.

The gain on return of JPY 138.0 billion (USD 1,170 million) was included in the result of consolidated operating income and consolidated income before income taxes for the fiscal fourth quarter ended March 31, 2006. Accordingly, the impact of such gain on return after tax was reflected in the consolidated net income for the fiscal fourth quarter ended March 31, 2006.

Minority interest in income (loss), which were included in other expenses-other, has been revised to be disclosed independently.

Business Segment

With respect to Honda’s sales for the fiscal fourth quarter by business segment, unit sales of motorcycles totaled 2,408 thousand units, which was approximately the same level as the corresponding period in 2006. Unit sales in Japan was 79 thousand units, a decrease of 15.1%. Overseas unit sales was 2,329 thousand units, which was approximately the same level as the corresponding period in 2006*, due mainly to the positive impact of the increased unit sales in other regions especially in Latin America, offsetting the negative impact of the decrease in unit sales in North America and Asia. Revenue from unaffiliated customers increased 7.7%, to JPY 421.7 billion (USD 3,572 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects. Operating income decreased by 27.0% to JPY 44.2 billion (USD 375 million) from the corresponding period in 2006, due mainly to the increased R&D expenses and the gain on return which was recorded in the fiscal fourth quarter ended March 31, 2006, offsetting the positive impact of the continuing cost reduction effects, the decreased SG&A and the currency effects caused by the depreciation of the Japanese yen.

* Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,150 thousand units for the quarter.

Honda’s unit sales of automobiles was 957 thousand units, increased by 6.2% from the corresponding period in 2006. In Japan, unit sales was 189 thousand units, which was approximately the same level as the corresponding period in 2006. Overseas unit sales increased 8.0% to 768 thousand units, due to the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers increased 8.0% to JPY 2,430.7 billion (USD 20,591 million) from the corresponding period in 2006, due to the increased unit sales and the positive impact of the currency translation effects. Operating income decreased 35.1% to JPY 157.7 billion (USD 1,337 million) from the corresponding period in 2006, due mainly to the negative impact of the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses and the gain on return which was recorded in the fiscal fourth quarter ended March 31, 2006, offsetting the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Revenue from unaffiliated customers in financial services business increased 41.7% to JPY 117.4 billion (USD 995 million) from the corresponding period in 2006. Operating income increased 70.8% to JPY 40.9 billion (USD 347 million) from the corresponding period in 2006, due primarily to the increased profit attributable to higher revenue, the decrease in SG&A expenses and the currency effects caused by the depreciation of the Japanese yen.

Honda’s unit sales of power products was 2,128 thousand units, which was approximately the same level as the corresponding period in 2006. In Japan, unit sales totaled 139 thousand units, an increase of 0.7%. Overseas unit sales was 1,989 thousand units, which was approximately the same level as the corresponding period in 2006. Revenue from unaffiliated customers in power product and other businesses increased by 7.9% to JPY 117.9 billion (USD 999 million) from the corresponding period in 2006, due mainly to the positive impact of the currency translation effects. Operating income decreased 45.0% to JPY 7.2 billion (USD 62 million) from the corresponding period in 2006. This was primarily due to the negative impact of the gain on return which was recorded in the fiscal fourth quarter ended March 31, 2006, offsetting the positive impact of the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen.

Geographical Segment

With respect to Honda’s sales for the fiscal fourth quarter by geographical segment, in Japan, revenue for domestic and exports sales was JPY 1,265.1 billion (USD 10,717 million), up by 7.2% compared to the corresponding period in 2006, due primarily to the increased revenue from exports in automobile business. Operating income was JPY 68.2 billion (USD 578 million), down by 63.1% from the corresponding period in 2006, due primarily to the negative impact of the soaring raw material costs, the increased SG&A expenses and the increased R&D expenses and the gain on return which was recorded in the fiscal fourth quarter ended March 31, 2006, offsetting the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

In North America, revenue increased by 2.8% to JPY 1,671.4 billion (USD 14,159 million) from the corresponding period in 2006, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 21.3% to JPY 128.4 billion (USD 1,088 million) from the corresponding period in 2006, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the soaring raw material costs.

In Europe, revenue increased by 24.5% to JPY 440.1 billion (USD 3,728 million), from the corresponding period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 28.8% to JPY 12.6 billion (USD 108 million) from the corresponding period in 2006, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses.

In Asia, revenue increased by 28.4% to JPY 366.9 billion (USD 3,108 million) from the corresponding period in 2006, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 50.2% to JPY 19.2 billion (USD 163 million) from the corresponding period in 2006, due mainly to the positive impact of the increased profit attributable to higher revenue, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Accounting terms of some of the affiliates differ from the Company’s. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 43.4% to JPY 231.3 billion (USD 1,959 million) compared to the corresponding period in 2006, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 67.1% to JPY 19.5 billion (USD 165 million) from the corresponding period in 2006, due mainly to the positive impact of the increased profit attributable to higher revenue and the continuing cost reduction effects, offsetting the negative impact of the increased SG&A expenses.

Fiscal Year Results

Honda’s consolidated net income for the fiscal year ended March 31, 2007 totaled JPY 592.3 billion (USD 5,018 million), a decrease of 0.8% from the fiscal year ended March 31, 2006. Basic net income per Common share for the period amounted to JPY 324.62 (USD 2.75), compared to JPY 324.33 for the fiscal year ended March 31, 2006. One of Honda’s American Depository Shares represents one Common Share.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS change ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common share and ADS were calculated based on the number of common shares after the stock split.

Consolidated revenue for the period amounted to JPY 11,087.1 billion (USD 93,919million), an increase of 11.9% from the previous fiscal year. Honda estimates that if the exchange rate of the Japanese yen had remained unchanged from the previous fiscal year, revenue for the period would have increased by approximately 7.4%.

Consolidated operating income for the period totaled JPY 851.8 billion (USD 7,216 million), a decrease of 2.0% compared to the previous fiscal year. This decrease in operating income was primarily due to the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses, the increased R&D expenses and accounting for the “gain on return” that was recorded in the fiscal year ended March 31, 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 792.8 billion (USD 6,716 million), a decrease of 4.5% from the previous fiscal year.

The gain on return of JPY 138.0 billion (USD 1,169 million) was included in the result of consolidated operating income and consolidated income before income taxes for the fiscal year ended March 31, 2006. Accordingly, the impact of such gain on return after tax was reflected in the consolidated net income for the fiscal year ended March 31, 2006.

Equity in income of affiliates amounted to JPY 103.4 billion (USD 876 million) for the period, an increase of 3.8% from the previous fiscal year.

Minority interest in income (loss), which were included in other expenses-other, has been revised to be disclosed independently.

Business Segment

With respect to Honda’s sales for the fiscal year by business segment, unit sales of motorcycles totaled 10,369 thousand units, an increase of 1.0% from the previous fiscal year. Unit sales in Japan was 337 thousand units, a decrease of 8.4%. Overseas unit sales was 10,032 thousand units, an increase of 1.3%*, due mainly to an increase in unit sales in other regions especially in Latin America. Revenue from unaffiliated customers increased 11.8%, to JPY 1,370.6 billion (USD 11,610million) from the previous fiscal year, due mainly to the increased unit sales and the positive impact of the currency translation effects. Operating income decreased by 11.7 % to JPY 100.6 billion (USD 852 million) from the previous fiscal year, due mainly to the increased SG&A expenses and the increased R&D expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006, offsetting the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen.

* Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 2,850 thousand units for the period.

Honda’s unit sales of automobiles was 3,652 thousand units, increased by 7.7% from the previous fiscal year. In Japan, unit sales decreased 3.4% to 672 thousand units. Overseas unit sales increased 10.6% to 2,980 thousand units, due mainly to the increased unit sales in North America, Europe, Asia and other regions. Revenue from unaffiliated customers increased 11.0% to JPY 8,889.0 billion (USD 75,299million) from the previous fiscal year, due to the increased unit sales and the positive impact of the currency translation effects. Operating income decreased 4.6% to JPY 599.5 billion (USD 5,078million) from the previous fiscal year, due mainly to the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses, the increased R&D expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

Revenue from unaffiliated customers in financial services business increased 33.5% to JPY 409.7 billion (USD 3,471million) from the previous fiscal year. Operating income increased 27.6% to JPY 115.5 billion (USD 978 million) from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased funding costs.

Honda’s unit sales of power products was 6,421 thousand units, up by 9.3 % from the previous fiscal year. In Japan, unit sales totaled 527 thousand units, an increase of 8.2%. Overseas unit sales was 5,894 thousand units, an increase of 9.4%, due mainly to the increased unit sales in North America and Europe. Revenue from unaffiliated customers in power product and other businesses increased by 12.7% to JPY 417.7 billion (USD 3,538million) from the previous fiscal year, due mainly to the increased unit sales of power products and the positive impact of the currency translation effects. Operating income was JPY 36.1 billion (USD 306 million), an increase of 0.6% from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the increased SG&A expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006.

Geographical Segment

With respect to Honda’s sales for the fiscal year by geographical segment, in Japan, revenue for domestic and exports sales was JPY 4,774.1 billion (USD 40,441 million), up by 7.6% compared to the previous fiscal year, due primarily to the increased revenue from exports in automobile business which offset the negative impact of the decreased unit sales in domestic automobile business. Operating income was JPY 228.1 billion (USD 1,932 million), down by 38.5% from the corresponding period in 2005, due primarily to the negative impact of the change in model mix, the soaring raw material costs, the increased SG&A expenses, the increased R&D expenses and the gain on return which was recorded in the fiscal year ended March 31, 2006, which offset the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen.

In North America, revenue increased by 9.9% to JPY 6,172.6 billion (USD 52,288 million) from the corresponding period in 2005, due mainly to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 29.1% to JPY 456.8 billion (USD 3,870 million) from the previous fiscal year, due primarily to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects, the decreased SG&A expenses and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the soaring raw material costs.

In Europe, revenue increased by 13.3% to JPY 1,347.7 billion (USD 11,416 million) compared to the previous fiscal year, due primarily to the increased unit sales in automobile and power product businesses and the positive impact of the currency translation effects. Operating income increased by 21.6% to JPY 31.9 billion (USD 270 million) from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue, continuing cost reduction effects and the currency effects caused by the depreciation of the Japanese yen, which offset the negative impact of the change in model mix and the increased SG&A expenses.

In Asia, revenue increased by 27.5% to JPY 1,271.4 billion (USD 10,770 million) from the previous fiscal year, due primarily to the increased unit sales in automobile business and the positive impact of the currency translation effects. Operating income increased by 18.7% to JPY 77.1 billion (USD 653 million) from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue, which offset the negative impact of the increased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue increased by 39.5% to JPY 797.6 billion (USD 6,757million) compared to the previous fiscal year, due mainly to the increased unit sales in all of the business segments and the positive impact of the currency translation effects. Operating income increased by 26.4% to JPY 72.2 billion (USD 612million) from the previous fiscal year, due mainly to the positive impact of the increased profit attributable to higher revenue and the currency effects caused by the depreciation of the Japanese yen, offsetting the negative impact of the increased SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal Year

Cash and cash equivalents at the end of the period from April 1, 2006 through March 31, 2007 increased by JPY 228.7 billion (USD 1,938 million) from March 31, 2006, to JPY 945.5 billion (USD 8,010 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 904.5 billion (USD 7,662 million) for the fiscal year ended March 31, 2007, mainly attributable to the increase in net income and the increase in trade accounts and notes payable, which offset the increase in inventories. Cash inflows from operating activities increased by JPY 323.8 billion (USD 2,744 million) compared with the previous fiscal year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 11,307 billion (USD 9,578 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables, which exceeded collections of and proceeds from finance subsidiaries-receivables and the purchase of investment in operating leases. Cash outflows from investing activities increased by JPY 430,7 billion (USD 3,649 million) compared with the previous fiscal year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 423,4 billion (USD 3,587 million), which was attributable to proceeds from long-term debt and increase in short-term debt, which exceeded repayment of long-term debt and cash dividends paid. Cash inflows from financing activities increased by JPY 403.4 billion (USD 3,418 million) compared with the previous fiscal year.

Supplemental information for cash flows

	FY2006 Year-end	FY2007 Year-end
Shareholders’ equity ratio (%)	38.8	37.2
Shareholders’ equity ratio on a market price basis (%)	62.9	62.7
Repayment period (years)	5.6	4.4
Non-financial services businesses (years)	0.4	0.4
Interest coverage ratio	6.8	6.7
Non-financial services businesses	48.0	59.3

•	Shareholders’ equity ratio: shareholders’ equity / total assets
•	Shareholders’ equity ratio on a market price basis: issued common stock stated at market price / total assets
•	Repayment period: interest bearing debt / cash flows from operating activities
•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Explanatory notes:

1.	All figures are calculated based on the information included in the consolidated financial statements.

2.	Cash flows from operating activities are obtained from the consolidated statement of cash flows. Interest bearing debt represents Honda’s outstanding debt with interest payments, which are included on the consolidated balance sheets. Interest bearing debt and cash flow from operating activities for the non-financial services businesses are obtained from the consolidated balance sheets and consolidated statements of cash flows which are separated by non-financial services businesses and finance subsidiaries.

3.	Certain reclassifications and adjustments for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

Forecasts for the Fiscal Year Ending March 31, 2008

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2008, Honda projects consolidated and unconsolidated results to be as shown below:

FY2008 Forecasts for Consolidated Results

First half ending September 30, 2007

	Yen (billions)	Changes from FY 2007
Net sales and other operating revenue	5,800	+ 10.9%
Operating income	355	- 10.5%
Income before income taxes and equity in income of affiliates	360	+ 1.4%
Net income	275	+ 1.4%

	Yen
Basic net income per Common share	150.93

Fiscal year ending March 31, 2008
	Yen (billions)	Changes from FY 2007
Net sales and other operating revenue	11,750	+ 6.0%
Operating income	770	- 9.6%
Income before income taxes and equity in income of affiliates	780	- 1.6%
Net income	575	- 2.9%

	Yen
Basic net income per Common share	315.59

FY2008 Forecasts for Unconsolidated Results

First half ending September 30, 2007

	Yen (billions)	Changes from FY 2007
Net sales	1,980	+ 3.4%
Operating income	45	- 50.7%
Ordinary income	136	- 10.3%
Net income	120	- 5.7%

Fiscal year ending March 31, 2008

	Yen (billions)	Changes from FY 2007
Net sales	4,010	- 0.5%
Operating income	110	- 45.5%
Ordinary income	270	- 11.8%
Net income	230	+ 7.4%

These forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 116 and JPY 152, respectively, for the first half of the year ending March 31, 2008, JPY 113 and JPY 148, respectively, for the second half of the year ending March 31, 2008, and JPY 115 and JPY 150, respectively, for the full year ending March 31, 2008.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Profit Redistribution Policy and Dividend per Share of Common Stock for fiscal years 2007 and 2008

The Company strives to carry out its operations from a global perspective and to increase its corporate value. With respect to the redistribution of profits to our shareholders, which we consider to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance.

The Company will also acquire its own shares at the optimal timing with the goal of improving efficiency of the Company’s capital structure. The present goal is to maintain a shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of the Company’s own shares to consolidated net income) of approximately 30%. Retained earnings will be allocated toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

The Company plans to distribute year-end cash dividends of JPY 20 per share for the year ended March 31, 2007. As a result, total cash dividends for the year ended March 31, 2007, together with the interim cash dividends of JPY 30 and the third quarter cash dividends of JPY 17, are planned to be JPY 67 per share.

Also, please note that the year-end cash dividends for the year ended March 31, 2007 are matters to be resolved at general meeting of shareholders.

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Had the stock split not been carried out, annual dividends would have corresponded to JPY 134, an increase of JPY 34 per share from the annual dividends paid for the year ended March 31, 2006.

The Company plans to distribute quarterly cash dividends of JPY 20 per share for each quarter for the year ending March 31, 2008. As a result, total cash dividends for the year ending March 31, 2008 are planned to be JPY 80 per share, an increase of JPY 13 from the annual dividends paid for the year ended March 31, 2007.

Risk Factors

The Company omits the disclosure of risk factors since there are no significant changes from the risk factors disclosed in 20-F filed on June 23, 2006.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Mar. 31, 2006	Three months ended Mar. 31, 2007	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
MOTORCYCLES
Japan	93	79	368	337
	(93)	(79)	(368)	(337)
North America	211	164	615	503
	(121)	(99)	(332)	(282)
Europe	98	97	353	329
	(94)	(92)	(340)	(317)
Asia	1,750	1,706	7,907	7,895
	(1,749)	(1,706)	(7,906)	(7,895)
Other Regions	261	362	1,028	1,305
	(258)	(358)	(1,014)	(1,290)

Total	2,413	2,408	10,271	10,369
	(2,315)	(2,334)	(9,960)	(10,121)

AUTOMOBILES
Japan	190	189	696	672
North America	434	450	1,682	1,788
Europe	87	102	291	324
Asia	137	149	521	620
Other Regions	53	67	201	248

Total	901	957	3,391	3,652

POWER PRODUCTS
Japan	138	139	487	527
North America	1,128	1,023	2,827	3,103
Europe	596	624	1,477	1,625
Asia	154	230	717	760
Other Regions	103	112	368	406

Total	2,119	2,128	5,876	6,421

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended March 31, 2006 and 2007

	Yen (millions)
	Three months ended Mar. 31, 2006		Three months ended Mar. 31, 2007
MOTORCYCLE BUSINESS
Japan	23,889	(6.1)%	25,667	(6.1)%
North America	135,456	(34.6)%	107,951	(25.6)%
Europe	66,802	(17.1)%	75,931	(18.0)%
Asia	95,119	(24.3)%	111,331	(26.4)%
Other Regions	70,142	(17.9)%	100,846	(23.9)%

Total	391,408	(100.0)%	421,726	(100.0)%

AUTOMOBILE BUSINESS

Japan	386,978	(17.2)%	373,906	(15.4)%
North America	1,336,864	(59.4)%	1,360,274	(56.0)%
Europe	220,342	(9.8)%	308,828	(12.6)%
Asia	198,992	(8.8)%	237,261	(9.8)%
Other Regions	106,997	(4.8)%	150,476	(6.2)%

Total	2,250,173	(100.0)%	2,430,745	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	5,029	(6.1)%	5,148	(4.4)%
North America	71,985	(86.9)%	106,187	(90.4)%
Europe	3,261	(3.9)%	3,368	(2.9)%
Asia	574	(0.7)%	996	(0.8)%
Other Regions	2,008	(2.4)%	1,736	(1.5)%

Total	82,857	(100.0)%	117,435	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	29,851	(27.3)%	32,495	(27.6)%
North America	38,471	(35.2)%	36,611	(31.0)%
Europe	27,713	(25.4)%	32,239	(27.3)%
Asia	7,815	(7.1)%	10,263	(8.7)%
Other Regions	5,453	(5.0)%	6,376	(5.4)%

Total	109,303	(100.0)%	117,984	(100.0)%

TOTAL

Japan	445,747	(15.7)%	437,216	(14.2)%
North America	1,582,776	(55.9)%	1,611,023	(52.2)%
Europe	318,118	(11.2)%	420,366	(13.6)%
Asia	302,500	(10.7)%	359,851	(11.6)%
Other Regions	184,600	(6.5)%	259,434	(8.4)%

Total	2,833,741	(100.0)%	3,087,890	(100.0)%

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(B) For the fiscal year ended March 31, 2006 and 2007

	Yen (millions)
	Year ended Mar. 31, 2006		Year ended Mar. 31, 2007
MOTORCYCLE BUSINESS
Japan	99,009	(8.1)%	101,753	(7.4)%
North America	349,741	(28.5)%	308,293	(22.5)%
Europe	208,092	(17.0)%	219,773	(16.0)%
Asia	324,026	(26.4)%	383,389	(28.0)%
Other Regions	244,944	(20.0)%	357,409	(26.1)%

Total	1,225,812	(100.0)%	1,370,617	(100.0)%

AUTOMOBILE BUSINESS
Japan	1,447,388	(18.1)%	1,412,726	(15.9)%
North America	4,722,354	(59.0)%	5,179,139	(58.3)%
Europe	717,360	(9.0)%	917,199	(10.3)%
Asia	731,833	(9.1)%	861,612	(9.7)%
Other Regions	385,759	(4.8)%	518,404	(5.8)%

Total	8,004,694	(100.0)%	8,889,080	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	21,140	(6.9)%	21,497	(5.2)%
North America	267,485	(87.2)%	364,892	(89.1)%
Europe	10,108	(3.3)%	12,642	(3.1)%
Asia	1,966	(0.6)%	3,150	(0.8)%
Other Regions	6,170	(2.0)%	7,520	(1.8)%

Total	306,869	(100.0)%	409,701	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	126,507	(34.1)%	145,214	(34.8)%
North America	123,779	(33.4)%	128,552	(30.8)%
Europe	73,861	(19.9)%	87,143	(20.8)%
Asia	27,626	(7.5)%	35,003	(8.4)%
Other Regions	18,848	(5.1)%	21,830	(5.2)%

Total	370,621	(100.0)%	417,742	(100.0)%

TOTAL
Japan	1,694,044	(17.1)%	1,681,190	(15.2)%
North America	5,463,359	(55.1)%	5,980,876	(53.9)%
Europe	1,009,421	(10.2)%	1,236,757	(11.1)%
Asia	1,085,451	(11.0)%	1,283,154	(11.6)%
Other Regions	655,721	(6.6)%	905,163	(8.2)%

Total	9,907,996	(100.0)%	11,087,140	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and Year ended December 31, 2006 and 2007

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2006	% Change	Three months ended Mar. 31, 2007	Year ended Mar. 31, 2006	% Change	Year ended Mar. 31, 2007
Net sales and other operating revenue	2,833,741	9.0%	3,087,890	9,907,996	11.9%	11,087,140
Operating income	340,832	-26.6%	250,224	868,905	-2.0%	851,879
Income before income taxes and equity in income of affiliates	338,617	-29.4%	239,075	829,904	-4.5%	792,868
Net income	219,513	-19.7%	176,184	597,033	-0.8%	592,322

	Yen
Basic net income per Share	119.89		96.70	324.33		324.62

	U.S. Dollar (millions)
			Three months ended Mar. 31, 2007			Year ended Mar. 31, 2007
Net sales and other operating revenue			26,157			93,919
Operating income			2,120			7,216
Income before income taxes and equity in income of affiliates			2,025			6,716
Net income			1,492			5,018

	U.S. Dollar
Basic net income per Share			0.82			2.75

Explanatory note:

Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.

[4] Consolidated Statements of Income

(A) For the three months ended March 31, 2006 and 2007

	Yen (millions)
	Three months ended Mar. 31, 2006	Three months ended Mar. 31, 2007
Net sales and other operating revenue	2,833,741	3,087,890
Operating costs and expenses:
Cost of sales	2,042,981	2,173,589
Selling, general and administrative	449,356	500,218
Research and development	138,588	163,859
Gain on transfer of the substitutional portion of the Employees Pension Funds to the government	138,016	—

Operating income	340,832	250,224

Other income:
Interest	10,201	11,294
Other	475	766
Other expenses:
Interest	3,446	4,012
Other	9,445	19,197

Income before income taxes, minority interest and equity in income of affiliates	338,617	239,075

Income tax (benefit) expense:
Current	102,427	98,084
Deferred	35,612	(18,957)

Income before minority interest and equity in income of affiliates	200,578	159,948

Minority interest in income of consolidated subsidiaries	(3,797)	(3,733)

Equity in income of affiliates	22,732	19,969

Net income	219,513	176,184

	Yen
Basic net income per Share	119.89	96.70

Explanatory note:

1.	Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.
2.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

[4] Consolidated Statements of Income - continued

(B) For fiscal year ended March 31, 2006 and 2007

	Yen (millions)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
Net sales and other operating revenue	9,907,996	11,087,140

Operating costs and expenses:
Cost of sales	7,010,357	7,865,142
Selling, general and administrative	1,656,365	1,818,272
Research and development	510,385	551,847
Gain on transfer of the substitutional portion of the Employees Pension Funds to the government	138,016	—

Operating income	868,905	851,879

Other income:
Interest	27,363	42,364
Other	2,214	13,243
Other expenses:
Interest	11,902	12,912
Other	56,676	101,706

Income before income taxes, minority interest and equity in income of affiliates	829,904	792,868

Income tax (benefit) expense:
Current	319,945	300,294
Deferred	(2,756)	(16,448)

Income before minority interest and equity in income of affiliates	512,715	509,022

Minority interest in income of consolidated subsidiaries	(15,287)	(20,117)

Equity in income of affiliates	99,605	103,417

Net income	597,033	592,322

	Yen
Basic net income per Share	324.33	324.62

Explanatory note:

1.	Share means both Common Share and ADS. The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS. Basic net income per common stock and ADS were calculated based on the number of common shares after the stock split.
2.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

[5] Consolidated Balance Sheets

	Yen (millions)
	Mar. 31, 2006	Mar. 31, 2007	change
Assets
Current assets:
Cash and cash equivalents	716,788	945,546	228,758
Trade accounts and notes receivable	963,320	1,055,470	92,150
Finance subsidiaries-receivables, net	1,230,912	1,426,224	195,312
Inventories	1,036,304	1,183,116	146,812
Deferred income taxes	221,294	215,172	(6,122)
Other current assets	406,985	426,863	19,878

Total current assets	4,575,603	5,252,391	676,788

Finance subsidiaries-receivables, net	2,982,425	3,039,826	57,401

Investment in operating leases:
Operating leases assets	—	345,909	345,909
Less accumulated depreciation	—	9,700	9,700

Net investment in operating leases	—	336,209	336,209

Investments and advances:
Investments in and advances to affiliates	408,993	487,538	78,545
Other, including marketable equity securities	298,460	254,610	(43,850)

Total investments and advances	707,453	742,148	34,695

Property, plant and equipment, at cost:
Land	384,447	429,373	44,926
Buildings	1,149,517	1,322,394	172,877
Machinery and equipment	2,562,507	2,988,064	425,557
Construction in progress	115,818	204,318	88,500

	4,212,289	4,944,149	731,860
Less accumulated depreciation and amortization	2,397,022	2,865,421	468,399

Net property, plant and equipment	1,815,267	2,078,728	263,461

Other assets	550,652	587,198	36,546

Total assets	10,631,400	12,036,500	1,405,100

[5] Consolidated Balance Sheets - continued

	Yen (millions)
	Mar. 31, 2006	Mar. 31, 2007	change
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	693,557	1,265,868	572,311
Current portion of long-term debt	657,645	775,409	117,764
Trade payables:
Notes	31,698	33,276	1,578
Accounts	1,015,409	1,133,280	117,871
Accrued expenses	786,972	807,341	20,369
Income taxes payable	110,160	76,031	(34,129)
Other current liabilities	198,226	196,322	(1,904)

Total current liabilities	3,493,667	4,287,527	793,860

Long-term debt, excluding current portion	1,879,000	1,905,743	26,743
Other liabilities	1,045,523	1,237,712	192,189

Total liabilities	6,418,190	7,430,982	1,012,792

Minority interests in consolidated subsidiaries:	87,460	122,907	35,447

Stockholders’ equity:
Common stock	86,067	86,067	—
Capital surplus	172,529	172,529	—
Legal reserves	35,811	37,730	1,919
Retained earnings	4,267,886	4,654,890	387,004
Accumulated other comprehensive income (loss), net	(407,187)	(427,166)	(19,979)
Treasury Stock	(29,356)	(41,439)	(12,083)

Total stockholders’ equity	4,125,750	4,482,611	356,861

Total liabilities and stockholders’ equity	10,631,400	12,036,500	1,405,100

Explanatory notes:

1.	The total number of shares authorized , issued and treasury stock are 7,086,000,000 shares, 1,834,828,430 shares and 8,680,000 shares on March 31, 2006 and 7,086,000,000 shares, 1,834,828,430 shares and 12,835,522 shares on March 31, 2007, respectively.
2.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

[6] Consolidated Statements of Stockholders’ Equity

	Yen (millions)
	Common stock	Capital surplus	Legal reserves	Retained earnings	Accumulated Other comprehensive income (loss), net	Treasury stock	Total stockholders’ equity
Balance at March 31, 2005	86,067	172,531	34,688	3,809,383	(793,934)	(19,441)	3,289,294

Transfer to legal reserves			1,123	(1,123)			—
Cash dividends				(71,061)			(71,061)
Accumulated other comprehensive income (loss):
Net income for the period				597,033			597,033
Other comprehensive income (loss) for the period, net of tax
Adjustments from foreign currency translation					249,160		249,160
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					29,807		29,807
Reclassification adjustments for losses (gains) realized in net income					(841)		(841)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the period					(26)		(26)
Reclassification adjustments for losses (gains) realized in net income					(38)		(38)
Minimum pension liabilities adjustment					108,685		108,685

Total comprehensive income for the period							983,780

Purchase of treasury stock						(77,067)	(77,067)
Reissuance of treasury stock				(125)		928	803
Retirement of treasury stock		(2)		(66,221)		66,224	1

Balance at March 31, 2006	86,067	172,529	35,811	4,267,886	(407,187)	(29,356)	4,125,750
Cumulative effect of adjustments resulting from the adoption of SAB No.108, net of tax	—	—	—	(62,640)	18,149	—	(44,491)

Adjustment for initially applying balance as of April 1, 2006	86,067	172,529	35,811	4,205,246	(389,038)	(29,356)	4,081,259

Transfer to legal reserves			1,919	(1,919)			—
Cash dividends				(140,482)			(140,482)
Accumulated other comprehensive income (loss):
Net income for the period				592,322			592,322
Other comprehensive income (loss) for the period, net of tax
Adjustments from foreign currency translation					96,775		96,775
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period					1,004		1,004
Reclassification adjustments for losses (gains) realized in net income					(5,575)		(5,575)
Unrealized gains (losses) on derivative instruments:
Unrealized holding gains (losses) arising during the period					(337)		(337)
Reclassification adjustments for losses (gains) realized in net income					421		421
Minimum pension liabilities adjustment					8,908		8,908

Total comprehensive income for the period							693,518

Adjustment for initially applying SFAS No.158 net of tax					(139,324)		(139,324)

Purchase of treasury stock						(30,974)	(30,974)
Reissuance of treasury stock				(277)		18,891	18,614
Retirement of treasury stock							—

Balance at March 31, 2007	86,067	172,529	37,730	4,654,890	(427,166)	(41,439)	4,482,611

[7] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
Cash flows from operating activities:
Net income	597,033	592,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization excluding investment in operating leases	262,225	361,747
Depreciation of investment in operating leases	—	9,741
Deferred income taxes	(2,756)	(16,448)
Minority interest in income	15,287	20,117
Equity in income of affiliates	(99,605)	(103,417)
Dividends from affiliates	64,055	54,849
Provision for credit and lease residual losses on finance subsidiaries-receivables	36,153	44,128
Loss (gain) on derivative instruments, net	10,351	56,836
Gain on transfer of the substitutional portion of the Employees’ Pension Funds	(138,016)	—
Decrease (increase) in assets:
Trade accounts and notes receivable	(113,259)	(49,529)
Inventories	(109,661)	(96,839)
Other current assets	(59,484)	(15,206)
Other assets	(81,796)	(5,523)
Increase (decrease) in liabilities:
Trade accounts and notes payable	21,420	38,186
Accrued expenses	51,653	41,898
Income taxes payable	39,900	(37,282)
Other current liabilities	6,126	1,103
Other liabilities	80,410	14,274
Other, net	604	(6,432)

Net cash provided by operating activities	580,640	904,525

Cash flows from investing activities:
Increase in investments and advances	(17,314)	(9,874)
Decrease in investments and advances	3,711	3,829
Payment for purchase of available-for-sale securities	(158,011)	(141,902)
Proceeds from sales of available-for-sale securities	129,496	172,806
Payment for purchase of held-to-maturity securities	(63,395)	(13,614)
Proceeds from redemption of held-to-maturity securities	55,990	41,109
Capital Expenditures	(460,021)	(597,958)
Proceeds from sales of property, plant and equipment	39,951	20,641
Acquisitions of finance subsidiaries-receivables	(3,031,644)	(2,857,024)
Collections of finance subsidiaries-receivables	1,870,675	2,138,875
Proceeds from sales of finance subsidiaries-receivables	930,595	477,927
Purchase of operating leases assets	—	(366,795)
Proceeds from sales of operating lease assets	—	1,276

Net cash used in investing activities	(699,967)	(1,130,704)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(124,941)	306,063
Proceeds from long-term debt	865,677	969,491
Repayment of long-term debt	(568,605)	(677,539)
Cash dividends paid	(71,061)	(140,482)
Cash dividends paid to minority interests	(4,083)	(7,434)
Payment for purchase of treasury stock, net	(77,064)	(26,689)

Net cash provided by financing activities	19,923	423,410

Effect of exchange rate changes on cash and cash equivalents	43,406	31,527

Net change in cash and cash equivalents	(55,998)	228,758
Cash and cash equivalents at beginning of period	772,786	716,788

Cash and cash equivalents at end of period	716,788	945,546

Explanatory notes:

Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

[8] Segment Information

Honda has four reportable business segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and functions of each segment are as follows:

Business	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercraft and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing Sales and related services Other

1. Business Segment Information

(A) For the three months ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	391,408	2,250,173	82,857	109,303	2,833,741	—	2,833,741
Intersegment	—	—	1,210	2,234	3,444	(3,444)	—

Total	391,408	2,250,173	84,067	111,537	2,837,185	(3,444)	2,833,741

Cost of sales, SG&A and R&D expenses	346,132	2,123,044	60,094	105,099	2,634,369	(3,444)	2,630,925

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	15,319	115,935	—	6,762	138,016	—	138,016

Operating income	60,595	243,064	23,973	13,200	340,832	—	340,832

For the three months ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	421,726	2,430,745	117,435	117,984	3,087,890	—	3,087,890
Intersegment	—	—	1,032	7,334	8,366	(8,366)	—

Total	421,726	2,430,745	118,467	125,318	3,096,256	(8,366)	3,087,890

Cost of sales, SG&A and R&D expenses	377,496	2,272,955	77,527	118,054	2,846,032	(8,366)	2,837,666

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—

Operating income	44,230	157,790	40,940	7,264	250,224	—	250,224

(B) For the year ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	1,225,812	8,004,694	306,869	370,621	9,907,996	—	9,907,996
Intersegment	—	—	4,068	11,941	16,009	(16,009)	—

Total	1,225,812	8,004,694	310,937	382,562	9,924,005	(16,009)	9,907,996
Cost of sales, SG&A and R&D expenses	1,127,157	7,492,257	220,352	353,350	9,193,116	(16,009)	9,177,107

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	15,319	115,935	—	6,762	138,016	—	138,016

Operating income	113,974	628,372	90,585	35,974	868,905	—	868,905

Assets	1,006,308	4,843,148	5,008,718	294,170	11,152,344	(520,944)	10,631,400
Depreciation and amortization	30,232	222,165	771	9,057	262,225	—	262,225
Capital expenditures	52,246	392,934	1,316	11,345	457,841	—	457,841

For the year ended March 31, 2007

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Unaffiliated customers	1,370,617	8,889,080	409,701	417,742	11,087,140	—	11,087,140
Intersegment	—	—	3,633	21,168	24,801	(24,801)	—

Total	1,370,617	8,889,080	413,334	438,910	11,111,941	(24,801)	11,087,140
Cost of sales, SG&A and R&D expenses	1,270,009	8,289,537	297,792	402,724	10,260,062	(24,801)	10,235,261

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—

Operating income	100,608	599,543	115,542	36,186	851,879	—	851,879

Assets	1,161,707	5,437,709	5,694,204	338,671	12,632,291	(595,791)	12,036,500
Depreciation and amortization	40,576	309,877	10,676	10,359	371,488	—	371,488
Capital expenditures	68,880	540,859	367,728	16,394	993,861	—	993,861

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 354,903 million as of March 31, 2006 and JPY 377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 9,741 million of depreciation of investment in operating leases for the year ended March 31, 2007.

4.	Capital expenditure of Financial Services Business includes JPY 366,795 million of purchase of operating lease assets for the year ended March 31, 2007.

5.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

6.	Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government is disclosed independently.

2. Geographical Segment Information

(A) For the three months ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	534,011	1,586,058	315,486	241,251	156,935	2,833,741	—	2,833,741
Transfers between geographical segments	645,650	39,298	38,105	44,594	4,390	772,037	(772,037)	—

Total	1,179,661	1,625,356	353,591	285,845	161,325	3,605,778	(772,037)	2,833,741

Cost of sales, SG&A and R&D expenses	1,132,868	1,519,459	343,731	273,064	149,634	3,418,756	(787,831)	2,630,925

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	138,016	—	—	—	—	138,016	—	138,016

Operating income	184,809	105,897	9,860	12,781	11,691	325,038	15,794	340,832

For the three months ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	533,569	1,617,863	421,709	291,739	223,010	3,087,890	—	3,087,890
Transfers between geographical segments	731,583	53,607	18,413	75,163	8,292	887,058	(887,058)	—

Total	1,265,152	1,671,470	440,122	366,902	231,302	3,974,948	(887,058)	3,087,890

Cost of sales, SG&A and R&D expenses	1,196,886	1,543,059	427,424	347,702	211,766	3,726,837	(889,171)	2,837,666

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	68,266	128,411	12,698	19,200	19,536	248,111	2,113	250,224

(B) For the year ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	2,021,999	5,475,261	1,001,177	856,892	552,667	9,907,996	—	9,907,996
Transfers between geographical segments	2,415,874	141,064	188,341	140,501	19,023	2,904,803	(2,904,803)	—

Total	4,437,873	5,616,325	1,189,518	997,393	571,690	12,812,799	(2,904,803)	9,907,996

Cost of sales, SG&A and R&D expenses	4,204,939	5,262,382	1,163,213	932,394	514,527	12,077,455	(2,900,348)	9,177,107

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	138,016	—	—	—	—	138,016	—	138,016

Operating income	370,950	353,943	26,305	64,999	57,163	873,360	(4,455)	868,905

Assets	2,695,212	6,128,303	800,786	717,933	309,209	10,651,443	(20,043)	10,631,400
Long-lived assets	949,713	589,596	157,819	167,148	72,244	1,936,520	—	1,936,520

For the year ended March 31, 2007

	Yen (millions)
	Japan	North America	Europe	Asia	Others	Total	Corporate Assets and Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	2,061,720	6,002,797	1,228,564	1,024,680	769,379	11,087,140	—	11,087,140
Transfers between geographical segments	2,712,403	169,847	119,161	246,723	28,259	3,276,393	(3,276,393)	—

Total	4,774,123	6,172,644	1,347,725	1,271,403	797,638	14,363,533	(3,276,393)	11,087,140

Cost of sales, SG&A and R&D expenses	4,545,988	5,715,817	1,315,736	1,194,250	725,377	13,497,168	(3,261,907)	10,235,261

Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	228,135	456,827	31,989	77,153	72,261	866,365	(14,486)	851,879

Assets	2,985,123	6,834,409	948,922	935,963	414,147	12,118,564	(82,064)	12,036,500
Long-lived assets	993,078	1,028,132	198,232	228,802	93,485	2,541,729	—	2,541,729

Explanatory notes:

1.	The geographical segments are based on the location of the company and its subsidiaries.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to JPY 354,903 million as of March 31, 2006 and JPY 377,873 million as of March 31, 2007 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

6.	Gain on transfer of the substitutional portion of the Employee’s Pension Funds to the government is disclosed independently.

3. Overseas Sales and revenues

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required as required by Japanese Securities and Exchange Law.

(A) For the three months ended March 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,582,776	318,118	302,500	184,600	2,387,994
Consolidated sales					2,833,741
Overseas sales ratio to consolidated sales	55.9%	11.2%	10.7%	6.5%	84.3%

For the three months ended March 31, 2007

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	1,611,023	420,366	359,851	259,434	2,650,674
Consolidated sales					3,087,890
Overseas sales ratio to consolidated sales	52.2%	13.6%	11.7%	8.3%	85.8%

(B) For the year ended March 31, 2006

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	5,463,359	1,009,421	1,085,451	655,721	8,213,952
Consolidated sales					9,907,996
Overseas sales ratio to consolidated sales	55.1%	10.2%	11.0%	6.6%	82.9%

For the year ended March 31, 2007

	Yen (millions)
	North America	Europe	Asia	Others	Total
Overseas sales	5,980,876	1,236,757	1,283,154	905,163	9,405,950
Consolidated sales					11,087,140
Overseas sales ratio to consolidated sales	53.9%	11.2%	11.6%	8.1%	84.8%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.
2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Others	Brazil, Australia

[9] Consolidated Balance Sheets and Consolidated Statement of Cash flows

    Divided into Non-financial Services Businesses and Finance Subsidiaries

Honda discloses consolidated balance sheets divided into non-financial services businesses and finance subsidiaries, and consolidated cash flow statements divided into non-financial services businesses and financial subsidiaries, for investor relations purposes. For purposes of these disclosures, non-financial services include the Motorcycle, Automobile and Power Product and Other Businesses segments, and finance subsidiaries include the Financial Services segment, respectively.

1. Consolidated Balance Sheets

    Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)
	Mar. 31, 2006	Mar. 31, 2007	Change
Assets
<Non-financial services businesses>
Current Assets:	3,686,503	4,109,667	423,164
Cash and cash equivalents	697,196	921,309	224,113
Trade accounts and notes receivable	504,101	546,790	42,689
Inventories	1,036,304	1,183,116	146,812
Other current assets	1,448,902	1,458,452	9,550
Investment and advances	955,338	1,013,215	57,877
Property, plant and equipment, at cost	1,795,173	2,059,514	264,341
Other assets	337,800	367,342	29,542

Total assets	6,774,814	7,549,738	774,924

<Finance Subsidiaries>
Cash and cash equivalents	19,592	24,237	4,645
Finance subsidiaries—short-term receivables, net	1,240,581	1,451,606	211,025
Finance subsidiaries—long-term receivables, net	2,982,832	3,040,572	57,740
Investment in operating leases	—	336,209	336,209
Other assets	765,713	841,580	75,867

Total assets	5,008,718	5,694,204	685,486
Eliminations	(1,152,132)	(1,207,442)	(55,310)

Total assets	10,631,400	12,036,500	1,405,100

1. Consolidated Balance Sheets

Divided into non-financial services businesses and finance subsidiaries - continued

	Yen (millions)
	Mar. 31, 2006	Mar. 31, 2007	Change
Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,165,901	2,359,648	193,747
Short-term debt	171,122	243,487	72,365
Current portion of long-term debt	9,138	19,713	10,575
Trade payables	1,059,666	1,182,894	123,228
Accrued expenses	658,274	671,467	13,193
Other current liabilities	267,701	242,087	(25,614)
Long-term debt, excluding current portion	34,396	55,468	21,072
Other liabilities	688,240	910,966	222,726

Total liabilities	2,888,537	3,326,082	437,545
<Finance Subsidiaries>
Short-term debt	1,369,177	1,842,119	472,942
Current portion of long-term debt	653,276	758,855	105,579
Accrued expenses	175,286	178,236	2,950
Long-term debt, excluding current portion	1,858,362	1,869,470	11,108
Other liabilities	398,806	421,673	22,867

Total liabilities	4,454,907	5,070,353	615,446
Eliminations	(925,254)	(965,453)	(40,199)

Total liabilities	6,418,190	7,430,982	1,012,792

Minority interests in consolidated subsidiaries	87,460	122,907	35,447

Common stock	86,067	86,067	—
Capital surplus	172,529	172,529	—
Legal reserves	35,811	37,730	1,919
Retained earnings	4,267,886	4,654,890	387,004
Accumulated other comprehensive income (loss)	(407,187)	(427,166)	(19,979)
Treasury stock	(29,356)	(41,439)	(12,083)

Total stockholders’ equity	4,125,750	4,482,611	356,861

Total liabilities and stockholders’ equity	10,631,400	12,036,500	1,405,100

Explanatory notes:

Certain reclassifications and revisions for misclassifications have been made to the prior periods’consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

2. Consolidated Statements of Cash Flows

Divided into non-financial services businesses and finance subsidiaries

For the year ended March 31, 2006 and 2007

(A)For the year ended March 31, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	543,200	53,847	(14)	597,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	261,454	771	—	262,225
Deferred income taxes	22,037	(24,793)	—	(2,756)
Minority interest in income	15,277	10	—	15,287
Equity in income of affiliates	(99,605)	—	—	(99,605)
Cash dividends from affiliates	64,055	—	—	64,055
Loss (gain) on derivative instruments, net	11,683	(1,332)	—	10,351
Provision for credit and lease residual losses on finance subsidiaries-receivables	(138,016)	—	—	(138,016)
Decrease (increase) in trade accounts and notes receivable	(44,881)	(72,695)	4,317	(113,259)
Decrease (increase) in inventories	(109,661)	—	—	(109,661)
Increase (decrease) in trade payables	25,357	—	(3,937)	21,420
Other, net	33,892	47,664	(7,990)	73,566

Net cash provided by operating activities	584,792	3,472	(7,624)	580,640

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(64,220)	—	14,697	(49,523)
Capital expenditures	(458,705)	(1,316)	—	(460,021)
Proceeds from sales of property, plant and equipment	39,645	306	—	39,951
Decrease (increase) in finance subsidiaries-receivables	—	(231,909)	1,535	(230,374)
Purchase of investment in operating leases	—	—	—	—
Proceeds from sales of operating lease assets	—	—	—	—

Net cash used in investing activities	(483,280)	(232,919)	16,232	(699,967)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(66,144)	(54,391)	(4,406)	(124,941)
* Proceeds from long-term debt	25,995	851,710	(12,028)	865,677
* Repayment of long-term debt	(11,485)	(566,422)	9,302	(568,605)
Proceeds from issuance of common stock	—	1,490	(1,490)	—
Cash dividends paid	(71,075)	—	14	(71,061)
Cash dividends to minority interests	(4,083)	—	—	(4,083)
Payment for purchase of treasury stock, net	(77,064)	—	—	(77,064)

Net cash provided by (used in) financing activities	(203,856)	232,387	(8,608)	19,923

Effect of exchange rate changes on cash and cash equivalents	42,398	1,008	—	43,406

Net change in cash and cash equivalents	(59,946)	3,948	—	(55,998)

Cash and cash equivalents at beginning of period	757,142	15,644	—	772,786

Cash and cash equivalents at end of period	697,196	19,592	—	716,788

2. Consolidated Statements of Cash Flows - continued

Divided into non-financial services businesses and finance subsidiaries

For the year ended March 31, 2006 and 2007

(B) For the year ended March 31, 2007

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries	Elimination among subsidiaries	Total
Cash flows from operating activities:
Net Income	537,186	55,149	(13)	592,322
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	360,812	10,676	—	371,488
Deferred income taxes	(35,483)	19,035	—	(16,448)
Minority interest in income	20,102	15	—	20,117
Equity in income of affiliates	(103,417)	—	—	(103,417)
Cash dividends from affiliates	54,849	—	—	54,849
Loss (gain) on derivative instruments, net	28,370	28,466	—	56,836
Provision for credit and lease residual losses on finance subsidiaries-receivables	—	—	—	—
Decrease (increase) in trade accounts and notes receivable	(5,445)	(34,318)	(9,766)	(49,529)
Decrease (increase) in inventories	(96,839)	—	—	(96,839)
Increase (decrease) in trade payables	41,965	—	(3,779)	38,186
Other, net	8,613	14,185	14,162	36,960

Net cash provided by operating activities	810,713	93,208	604	904,525

Cash flows from investing activities:
* Decrease (increase) in investments and advances	93,311	—	(40,957)	52,354
Capital expenditures	(597,025)	(933)	—	(597,958)
Proceeds from sales of property, plant and equipment	20,364	277	—	20,641
Decrease (increase) in finance subsidiaries-receivables	—	(256,274)	16,052	(240,222)
Purchase of investment in operating leases	—	(366,795)	—	(366,795)
Proceeds from sales of operating lease assets	—	1,276	—	1,276

Net cash used in investing activities	(483,350)	(622,449)	(24,905)	(1,130,704)

Cash flows from financing activities:
* Increase (decrease) in short-term debt	32,964	241,349	31,750	306,063
* Proceeds from long-term debt	25,424	949,360	(5,293)	969,491
* Repayment of long-term debt	(18,077)	(664,906)	5,444	(677,539)
Proceeds from issuance of common stock	—	7,613	(7,613)	—
Cash dividends paid	(140,495)	—	13	(140,482)
Cash dividends to minority interests	(7,434)	—	—	(7,434)
Payment for purchase of treasury stock, net	(26,689)	—	—	(26,689)

Net cash provided by (used in) financing activities	(134,307)	533,416	24,301	423,410

Effect of exchange rate changes on cash and cash equivalents	31,057	470	—	31,527

Net change in cash and cash equivalents	224,113	4,645	—	228,758

Cash and cash equivalents at beginning of period	697,196	19,592	—	716,788

Cash and cash equivalents at end of period	921,309	24,237	—	945,546

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease (increase) in investments and advances” of non-financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of finance subsidiaries (marked by *). Loans from non-financial services businesses to finance subsidiaries increased by JPY 13,242 million for the fiscal year ended March 31, 2006, and decreased by JPY 48,570 million for the fiscal nine months ended March 31, 2007.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the consolidated statements of cash flows presented above.

3.	Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007. Refer to the details of “Reclassifications and immaterial revisions of classifications” on page 39.

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 405

Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd.,

American Honda Finance Corp.

2.	Affiliated companies

Number of affiliated companies: 102

Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., P.T. Astra Honda Motor, Hero Honda Motors Ltd.

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 87 including Honda Manufacturing of Indiana, LLC

Reduced through reorganization: 22

Affiliated companies:

Newly formed affiliated companies: 11

Reduced through reorganization: 24

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its American Depositary Shares on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

5.	The average exchange rates for the fiscal fourth quarter ended March 31, 2007 were ¥119.52=U.S.$1 and ¥156.50= euro 1. The average exchange rates for the corresponding period last year were ¥116.94=U.S.$1 and ¥140.70= euro 1. The average exchange rates for the fiscal year ended March 31, 2007 were ¥117.02=U.S.$1 and ¥150.09= euro 1 as compared with ¥113.31=U.S.$1 and ¥137.86= euro 1 for the corresponding period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥118.05=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 30, 2007.

7.	The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Concurrently, Honda’s common stock-to-ADS exchange ratio was changed from one share of common stock to two ADSs, to one share of common stock to one ADS effective July 3, 2006. The change of ratio of ADS was handled by Honda’s depositary, JPMorgan Chase Bank.

8.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

9.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

10.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

11.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

12.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

13.	Direct financing leases receivables and residual values for operating lease investments are estimated based on management’s evaluation of many factors, including current economic conditions, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

14.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. The Company recognizes its overfunded or underfunded status for the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognizes changes in the funded status in accumulated comprehensive income (loss), net of taxes. Net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees. Actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

15.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Significant Accounting Policy Change

The Company and its consolidated subsidiaries adopted Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” from the fiscal year ended March 31, 2007, recognized its overfunded or underfunded status of the defined benefit postretirement plan as an asset or liability in its consolidated balance sheets and recognized changes in that funded status in accumulated comprehensive income, net of tax. This statement replaced SFAS No. 87, “Employers’ Accounting for Pensions” which required to report at least minimum pension liability measured as excess of the accumulated benefit obligation over the fair value of the plan assets. Adoption of SFAS No. 158 had no impact on Honda’s consolidated results of operations.

In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No.108, “Quantifying Financial Misstatements”. This bulletin clarifies the process of quantifying financial statement misstatements and the treatment of financial misstatements of prior years. This bulletin also requires companies to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements.

This transition provision of this bulletin allow companies to adjust retained earnings for the cumulative effect of misstatements that was previously deemed immaterial in prior years, but material under the criteria of SAB 108. The Company reduced beginning retained earnings for the current fiscal year for ¥ 62,640 million and concluded that the misstatements will not have material effect on the prior consolidated profit and loss statements.

Details are given below.

1.	The Company had recorded equity in income of affiliates based on the stand-alone financial statements of the affiliate, not the consolidated financial statements, which resulted in equity in income of affiliates for prior years to be understated. Accordingly, the Company increased beginning retained earnings in the current fiscal year for ¥ 21,969 million.

2.	The Company and some of its consolidated subsidiaries in Japan adopted declining-balance method on depreciation of property, plant and equipment, and also applied a salvage value ratio and a useful life for depreciation of tangible assets as described in corporation tax law in Japan In respect to the salvage value, the Company depreciates tangible assets up to 95% of acquisition cost. The sales proceeds received on the liquidation assets at the end of useful lives was nominal, and therefore, the Company concluded that it would be more appropriate to apply ¥ 1 to the salvage value of tangible assets. For depreciation rate, the Company decided on accelerating the depreciation of tangible assets in the early stage of manufacturing process compared to prior years, after assessing the numbers of unit productions by model, initial cost of property, plant and equipment, and examining the useful lives of the tangible assets for reasonableness.The Company calculated depreciation expenses appropriately considering salvage values and depreciation rate, noting that its property, plant and equipment in its consolidated financial statement were overstated. Accordingly, the Company decreased beginning retained earnings in the current fiscal year for ¥ 66,460 million.

3.	The Company released the residual tax effect of minimum pension liabilities related to corporate tax rate changes in the past based on the proportional allocation over the expiration of unrecognized obligation. However, the residual tax effect should be released when the pension plan is liquidated or discovered under the portfolio approach and therefore, accumulated other comprehensive income was overstated. Accordingly, the Company decreased beginning retained earnings for the fiscal year for ¥ 18,149 million.

Notes to Consolidated balance sheets:

1.	The allowance for assets are as follows: Yen(millions)

	Mar.31, 2006	Mar. 31, 2007
The allowance for doubtful trade accounts and notes receivables	10,689	8,199
The allowance for credit losses for finance subsidiaries-receivables	32,950	33,512
The allowance for losses on lease residual values for financial-subsidiaries receivables	37,774	33,928
The allowance for inventory losses and obsolescence	22,233	27,521

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness and debt-related mortgages are as follows; Yen (millions)

	Mar.31, 2006	Mar. 31, 2007
Mortgage securitized debt
Property, plant and equipment	22,592	23,654
A finance subsidiary pledged as collateral finance subsidiaries-receivables	8,993	1,931
Debt related mortgages
Short-term debt	5,585	2,882
Long-term debt	17,449	17,025

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2006	Mar. 31, 2007
Bank loans of employees for their housing costs	46,737	41,151

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of March 31, 2007, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

4.	The Company prepares its consolidated balance sheets in conformity with U.S. generally accepted accounting principles. So its consolidated balance sheets is comprised of assets, liabilities and stock holder’s equity. In addition, consolidated balance sheets are required to be presented in accordance with Japanese principles to be comprised of assets, liabilities and net assets from fiscal year ended after May 1, 2006.

Notes to Consolidated Statements of Stockholders’ Equity:

1.	The total cash dividends paid during the year ended March 31, 2007 were JPY 140,482 thousands. The company intends to distribute year-end cash dividends of JPY 36,456 thousands to the stockholders of record on March 31, 2007.

2.	The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006.

Notes to information about per common share

Net asset per common share and net income per common share are as follows; Yen

	Mar. 31, 2006	Mar. 31, 2007
Net asset per common share	2,259.26	2,460.28
Net income per common share	324.33	324.62

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during each year. The weighted average number of shares outstanding for the years ended March 31, 2006 and 2007 was 1,840,799,671 and 1,824,675,228 respectively. There were no potentially dilutive shares outstanding during the years ended March 31, 2006 or 2007.

The Company did a two-for-one stock split for the Company’s common share effective July 1, 2006. Basic net income per common share and basic net assets per common share were calculated based on the number of common shares after the stock split.

Reclassifications and immaterial revisions of classifications:

Certain reclassifications and revisions for misclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the fiscal year ended March 31, 2007.

1.	Cash dividends received from affiliates, which were classified in cash flows from investing activities, has been revised to be classified cash flows from operating activities in the consolidated statements of cash flows.

2.	Minority interest and minority interest in income, which were included in other liabilities and other expenses-other, respectively, have been revised to be disclosed independently in consolidated balance sheets and consolidated statements of income. Minority interest and cash dividends paid to minority interests have been revised to be disclosed independently in cash flows from operating activities and cash flows from financing activities, respectively, in the consolidated statements of cash flows.

3.	Auction rate securities, which were classified as cash equivalents, have been revised to be classified as available-for-sale investments due within one year, which are included in other current assets in the consolidated balance sheets. Payment for purchase of auction rate securities and proceeds from sales of auction rate securities have been revised to be classified in payment for purchase of available-for-sale securities and proceeds from sales of available-for-sale securities in the consolidated statements of cash flows, respectively.

4.	The long-term portion of deferred tax liabilities and deferred tax assets related to the lease transactions of finance subsidiaries, which were classified in other current liabilities and other current assets, have been revised to be classified in other liabilities and other assets, respectively.

5.	The long-term portion of accrued expenses and prepaid expenses related to postretirement benefit plans, which were included in accrued expenses and other current assets have been revised to be classified in other liabilities and other assets, respectively. The long-term portion of deferred tax liabilities, which were included in other current liabilities, and deferred tax assets, have also been revised to classified in other liabilities and other assets. Accrued expenses and prepaid expenses are adequately classified in the consolidated balance sheets of the fiscal year ended March, 2007 in accordance with the Statement of Financial Accounting Standards (SFAS) No.158, “Employers’ Accounting for Denied Benefit Pension and Other Postretirement Plans”.

6.	The long-term portion of prepaid expenses, deferred income and accrued expenses related to extended warranty contracts of the subsidiaries in the United States, which were included in other current assets, trade payables-accounts and accrued expenses, respectively, have been revised to be classified in other liabilities and other assets. The long-term portion of related deferred tax liabilities, which were included in other current liabilities, and deferred tax assets have also been revised to be classified in other liabilities and other assets.

Unconsolidated Financial Summary

(Parent company only)

(For the year ended March 31, 2006 and 2007)

Financial Highlights

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2006	% Change	Year ended Mar. 31, 2007
Net sales	3,757,087	7.3%	4,030,881
Operating income	239,891	-15.9%	201,719
Ordinary income	321,925	-4.9%	306,145
Net income	301,735	-29.0%	214,106

	Yen
Net income per share	327.83		117.32

Dividend per share for the term	100.00		67.00
Year-end dividend per share	60.00		20.00
The third quarter-end dividend per share			17.00
Interim dividend per share	40.00		30.00

Financial forecast for the Fiscal Year Ending March 31, 2008

(Parent company only)

	Yen (millions)
	First half ending Sep. 30, 2007	Year ending Mar. 31, 2008
Net sales	1,980,000	4,010,000
Operating income	45,000	110,000
Ordinary income	136,000	270,000
Net income	120,000	230,000

	Yen
Net income per share	65.83	126.18

Yen
Year ending Mar. 31, 2008
Dividend per share for the term	80.00
Year-end cash dividend per share	20.00
The third quarter-end cash dividend per share	20.00
Interim dividend per share	20.00
The first quarter-end cash dividend per share	20.00

[1] Unit Sales Breakdown

(Parent company only)

	Unit (thousands)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
MOTORCYCLES
Japan	369	341
(motorcycles only)	(369)	(341)
Export	740	726
(motorcycles only)	(435)	(435)

Total	1,109	1,067
(motorcycles only)	(804)	(776)

AUTOMOBILES
Japan	716	705
(mini vehicles only)	(248)	(285)
Export	561	677

Total	1,278	1,383

POWER PRODUCTS
Japan	484	525
Export	5,767	6,163

Total	6,251	6,689

[2] Net Sales Breakdown

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
MOTORCYCLES
Japan	74,862	70,464
Export	416,515	413,623

Total	491,378	484,087

AUTOMOBILES
Japan	1,102,857	1,062,431
Export	2,025,777	2,345,490

Total	3,128,634	3,407,921

POWER PRODUCTS
Japan	27,395	31,372
Export	109,678	107,499

Total	137,074	138,872

TOTAL
Japan	1,205,115	1,164,269
Export	2,551,971	2,866,612

Total	3,757,087	4,030,881

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month June 2007.

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income

(Parent company only)

	Yen(millions)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
Net sales	3,757,087	4,030,881
Cost of sales	2,507,847	2,723,370
Selling, general and administrative expenses	1,009,348	1,105,791

Operating income	239,891	201,719
Non-operating income	145,429	174,600
Non-operating expenses	63,394	70,175
Ordinary income	321,925	306,145
Extraordinary income	92,187	15,161
Extraordinary loss	8,587	79,924

Income before income taxes	405,525	241,382
Income taxes
Current	94,409	77,564
Deferred	9,381	(50,288)

Net income	301,735	214,106

Explanatory notes:

1.	Research and development expenses amounted JPY 480,013 millions for the fiscal year ended March 31, 2006 and JPY 536,719 millions for the fiscal year ended March 31, 2007.

2.	Extraordinary income in the fiscal year ended March 31, 2006 was mainly due to a JPY 91,541 million gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government.

[4] Unconsolidated Balance Sheets

(Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2006	Year ended Mar. 31, 2007
Current assets	1,119,392	1,150,148
Fixed assets	1,405,931	1,481,669

Total assets	2,525,323	2,631,818

Current liabilities	684,523	718,935
Fixed liabilities	105,962	130,783

Total liabilities	790,486	849,718
Common stock	86,067	—
Capital surplus	170,313	—
Retained earnings	1,438,645	—
Unrealized gains on securities available for sale	69,163	—
Treasury stock	(29,352)	—

Stockholders’ equity	1,734,837	—

Total liabilities and stockholders’ equity	2,525,323	—

Common stock	—	86,067
Capital surplus	—	170,313
Retained earnings	—	1,511,984
Treasury stock	—	(44,769)
Difference of appreciation and conversion	—	58,503

Total net assets	—	1,782,099

Total liabilities and net assets	—	2,631,818

Explanatory note:

The Company’s unconsolidated balance sheet for the year ended March 31, 2007 is classified in assets, liabilities and net assets to confirm with change in generally accepted accounting principles in Japan.

[5] Unconsolidated Statements of Stockholders’ Equity

(Parent company only)

	Stockholders’ equity					Difference of appreciation and conversion
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on securities	Deferred loss (gain) on hedges	Total net assets
Balance at March 31, 2006	86,067	170,313	1,438,645	(29,352)	1,665,674	69,163	—	1,734,837

Changes of items during the period
Dividend from surplus			(140,482)		(140,482)			(140,482)
Net income			214,106		214,106			214,106
Purchase of treasury stock				(34,313)	(34,313)			(34,313)
Reissuance of treasury stock			(285)	18,896	18,611			18,611
others						(10,679)	20	(10,659)
Total changes of items during the period	—	—	73,338	(15,416)	57,921	(10,679)	20	47,262

Balance at March 31, 2007	86,067	170,313	1,511,984	(44,769)	1,723,595	58,483	20	1,782,099

Explanatory note:

	Mar. 31, 2006	Mar. 31, 2007
Number of treasury stock: Shares	4,339,517	12,020,805

The Company did a two-for-one stock split for the Company’s common stock effective July 1, 2006. Number of treasury stock at March 31, 2006 was based on the number of common shares before the stock split.

Accounting Policy Change

The Company uses a declining-balance method on depreciation of property, plant and equipment. In addition, the Company applied a salvage value ratio and a useful life for depreciation of tangible assets as described in corporation tax law in Japan. From the current fiscal year, the Company changed its depreciation method to depreciate tangible assets included in tools, appliances and equipment except for the molds, down to ¥ 1. For depreciation, the Company decided to modify the declining-balance method applying a 2.5 depreciation ratio with a change to the straight-line method. The Company will change its depreciation method to the straight line method after certain years when depreciation and amortization under the declining-balance method for the fiscal year is lower than its book value at beginning of year divided by the remaining useful life of the asset. The asset will be depreciated evenly over the remaining years under the straight-line method. The useful lives remain unchanged. The Company decided to continue utilizing the same depreciation declining-balance method as in previous years for mold (included in tools, appliances and equipment) which will be depreciated to ¥ 1 in the last year of the asset. The useful lives remain unchanged.

The Company has developed a system that enables setting salvage values for each tangible asset arbitrarily and applying several depreciation methods, which would enable the Company to manage and depreciate tangible assets in a more appropriate manner in determining depreciation method of tangible assets. Since the system has been in place since the end of the first half of the fiscal period (September), the process in reviewing depreciation methods has improved. In order to more appropriately allocate acquisition cost of tangible assets over the manufacturing process considering the recent rapid increase of capital expenditures, the Company reviewed its depreciation method after assessing the sales proceeds received on the liquidated assets at the end of its useful lives and the number of units produced by model, initial cost of property, plant and equipment, and examining the useful lives of the tangible assets for reasonableness. As a result, the Company concluded that it would be more appropriate to apply ¥1 to the salvage value of tangible assets since the sales proceeds received on the liquidated assets at the end of useful lives were nominal. For the depreciation rates of tangible assets included in tools, appliances and equipment except for the molds, the Company decided on accelerating the depreciation of tangible assets in the early stage of manufacturing process. Based on the actual declining rate of produced units for each model from year to year, after assessing the initial year of production and the following years, tangible assets will be depreciated according to the number of units produced. The Company also concluded that it would be more appropriate to change its depreciation and amortization of existing tangible assets for prior years, since it was revealed in the current fiscal year that there was a similar tendency of unit production rates declining from year to year after the year of model release.

Accordingly, the Company recorded the effect of ¥ 4,313 million in the current fiscal year, in cost of sales, and selling, general and administrative and non-operating expenses in statement of income. Prior year’s effect of ¥ 75,131 million to the book value of existing tangible assets at the beginning of the current fiscal year is recorded in extraordinary losses. As a result, operating income is understated by ¥ 3,288 million, ordinary income is understated by ¥ 4,313 million, and net income before income taxes is understated by ¥ 75,804 million compared to under the previous depreciation method.

This change in accounting policy is due to changes in the depreciation of property, plant and equipment that was triggered when a new fixed asset software system was implemented during the first half of this fiscal year. The data from the new system was examined during the second half of this fiscal year which led to applying the new deprecation method to property, plant and equipment in the first half of this fiscal year. Therefore, operating income is overstated by ¥ 1,257 million, ordinary income is overstated by ¥ 1,757 million and interim income before income taxes is overstated by ¥ 75,212 million, in the statement of income for the fiscal first half of this year.

Management Policy

The company omits the disclosure of risk factors since there are no significant changes from the management policy disclosed in 6-K filed on September 30, 2006.

For the material of that 6-K, click on the following link.

http://www.honda.co.jp/investors/

Medium- and long-term management strategy and Management target: Preparing for the Next Leap Forward

Honda believes that an even stronger spirit of innovation and creativity is essential to its goal of stepping up the pace of its effort to become number one in “creating new value” for customers throughout the world.

More specifically, Honda promotes medium- to long-term vision, which identifies three themes—”Establishing advanced manufacturing systems and capabilities,” “Strengthening the foundation for overseas growth” and “Strengthening our commitment to reduce Honda’s environmental footprint”.

In “Establishing advanced manufacturing systems and capabilities”, we will strengthen our production and R&D systems in Japan to support the development of our global business, and build innovative manufacturing systems that help create new value.

From a manufacturing standpoint, our new plant in Japan will employ a high-quality and highly efficient production system featuring the most advanced technology, and strengthen our global production network by taking on the leader function for Honda facilities throughout the world. From a R&D standpoint, we will continue to develop R&D operations in Japan so that each of our engineers can set their sights as high as possible.

In “Strengthening the foundation for overseas growth”, Honda will further strengthen the foundation for the growth of overseas operations by focusing on both strengthening its business foundation in North America, by strengthening its ability to procure supplies locally, and expanding its business expansion in growth areas such as Asia and South America.

Especially from a manufacturing standpoint, we are constructing a new automobile plant in the North America and we are expanding our local production capacity in this region.

In “Strengthening our commitment to reduce Honda’s environmental footprint”, Honda will, under the direction of “commitment for the future,” continue pursuing more proactive efforts to reduce its environmental footprint with the main focus on CO2 reduction.

From a product strategy standpoint, we are improving even further the fuel efficiency of gasoline engines. And we are aggressively pursuing a host of advanced environmental technologies, including a new dedicated hybrid vehicle, a new clean diesel engine with emissions as low as those of gasoline engines and a new fuel cell vehicle. From a manufacturing standpoint, we are accelerating efforts to reduce environmental load from each of our plants.

Based on “Establishing advanced manufacturing systems and capabilities” and “Strengthening the foundation for overseas growth”, Honda envisions 2010 global unit sales of more than 4.5 million units for automobiles, 18 million units or more for motorcycles, and 7 million plus units for power products.

“Strengthening our commitment to reduce Honda’s environmental footprint”, Honda is working to reduce its environmental footprint to achieve the Voluntary goals to reduce CO2 Emissions setting.

Honda now strives to achieve the global average of CO2 exhaust emissions among one automobile, motorcycle and power product toward a 10% reduction by 2010 compared to the level of 2000. Honda also strives to reduce the global average of CO2 emissions to produce one automobile, motorcycle and power product.

Preparing for the Future

As for the global economy, there are concerns of a moderate slowdown in the U.S. economy. Europe economy is expected recovery steadily, Asian economies are expected to grow steadily, and Japan economy is also expected to maintain their moderate economic recovery. However, the global environment in which Honda’s management operates still lacks transparency because of global political and economic uncertainty, fluctuations in oil and raw material prices, and currency movements. As a result, we expect to see continued severe situations.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D, production and sales ability. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Companywide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

1. Research and Development

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and will create and swiftly introduce new value-added products that meet specific needs in various markets around the world. Honda will also continue efforts in the research of future technologies.

2. Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high-quality products.

3. Sales Efficiency

Honda will continue to make efforts to expand product lines through the innovative use of IT and to upgrade sales and service structure, in order to respond to the various needs of its customers around the world.

4. Product Quality

Responding to increasing customers’ demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

5. Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies both in Japan and in abroad. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

6. The Environment

Honda will step up its efforts to create better, clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance fuel cells and develop Solar cell business. In addition, Honda will continue its efforts to minimize environmental impact, such as setting global targets to reduce the environmental burden as measured by the Life Cycle Assessment*, in all of its business fields, including production, logistics and sales.

* Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

7. Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Companywide activities, we will strive to materialize Honda’s visions of “Value Creation (Creating New Value for our Customers),” “Glocalization (Expanding Regional Operations),” and “Commitment for the Future (Developing Safety and Environmental Solutions),” with the aim of sharing joy with Honda’s customers, thus becoming a company that society wants to exist.